SUMMIT NETWORKS, INC.

Jaunciema gatve 40,

Ziemelu rajons, Riga,

LV-1023, Latvia

c/o The McBride Law Firm, PC

December 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Craig Slivka

Re:	Summit Networks, Inc. Registration Statement No. 333-199108

Dear Mr. Slivka:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Summit Networks, Inc., hereby respectfully request that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 10:00 a.m., Eastern Standard time, on December 12, 2014, or as soon as practicable thereafter.

Notwithstanding the foregoing, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Keith A. Gernant of The McBride Law Firm, PC, counsel to the Registrants, at (480) 687-5291 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

SUMMIT NETWORKS, INC.

By:	/s/ Andris Berzin
Name:	Andris Berzin
Title:	President